February 2009 N-SAR

Legg Mason Partners Investors Value Fund

With respect to Class FI and Class R shares
(newly created): Class FI and Class R shares are purchased at net asset value with no initial sales charge and no contingent deferred sales charge when redeemed. Service Agents will receive a distribution/service fee up to 0.25% of the average daily net assets represented by Class FI shares and up to 0.50% of the average daily net assets represented by Class R shares.